Docusign Envelope ID: E1501876-3F0D-49A5-B2DE-EC000763BB0C

I certify that Divigas Inc consolidated financial statements as of 31 Dec 2025 are true and complete in all material respects

DocuSigned by:

CFDA23054D90438...

Andre Lorenceau

Founder and CEO

Divigas Inc

Consolidated Balance Sheet

Divigas INC

As of December 31, 2025

Account	Dect 31, 2025
Assets	
Current Assets	
Cash and Cash Equivalents	
Bank of America - Divigas Inc. (9128)	207.29
Bank of America - 1689	12.13
Bank of America - 9535	106.57
Wise - Chinese Yuan	4.04
Wise - United States (USD)	13,251.62
Wise - Divigas Inc. (3040)	71.95
NAB DiviGas Australia Pty Ltd	21,599.03
WISE (AusCo) AUD	875.54
Total Cash and Cash Equivalents	**36,128.17**
Accounts Receivable	2,380.15
Other Receivable	310.29
Prepayments & Deposits	19,234.15
Securities AR	19,100.00
WIP - Suspense	480.75
Total Current Assets	**77,633.50**
Non-Current Assets	
Fixed Assets	
DiviGas Demonstration Unit	5,741.00
Factory & Lab Fittings/Fixtures	11,364.05
Less Accumulated Depreciation on Demonstration Units	(5,741.00)
Less Accumulated Depreciation on Factory & Lab Fittings/Fixtures	(11,364.05)
Less Accumulated Depreciation on Office and Computer Equipment	(24,111.37)
Less Accumulated Depreciation on Other Factory & Lab Equipment	(148,149.65)
Less Accumulated Depreciation on Other Factory & Lab Equipment (Divi-C)	(2,490.36)
Less Accumulated Depreciation on Production Line Equipment	(1,756,011.59)
Less Accumulated Depreciation on Property and Buildings	(14,795.96)
Office and Computer equipment	27,116.16
Other Factory & Lab Equipment	175,213.59
Other Factory & Lab Equipment (Divi-C)	6,285.57
Production Line equipment	1,843,441.58
Property and Buildings	182,450.75
Total Fixed Assets	**288,948.73**
Total Non-Current Assets	**288,948.73**
Total Assets	**366,582.24**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	59,572.27
Adjustment and Rounding	0.17
Divigas Aust-Teresa Turner	648.48
Ramp Credit Card - Divigas Inc.	4,565.17
Brex	(1,133.12)
GST Payable	(7,592.23)
PAYG Tax	338.85
Rounding	(0.03)
Superannuation Payable	19,712.90
Suspense	-
Wages Payable - Payroll	39,831.47
Withheld Employee Tax (PAYG) Payable	29,853.32
Total Current Liabilities	**145,797.25**
Long Term Liabilities	
Loan - RH Capital	217,222.54
Loan - RH Capital - Loan 2	28,125.47
Loan - from parent company (Divigas Pte)	1,343,170.75
Total Long Term Liabilities	**1,588,518.76**
Total Liabilities	**1,734,316.01**
Equity	
Capital - Shares held by Parent	5,782,188.38
Current Year Earnings	(1,577,090.63)
Investor Contributions	98,144.61
Retained Earnings	(5,670,976.13)
Total Equity	**(1,367,733.77)**
Total Liabilities and Equity	**366,582.24**

Consolidated Income Statement (Profit and Loss)

Divigas INC

For the 12 months ended December 31, 2025

Account	Jan 2025-Dec 2025
Income	
Sales	52,828.51
Interest Income	
Other Revenue	1,050.98
Total Income	**53,879.49**
Cost of Sales	
Cost of Goods Sold	9,379.99
Production Consumables	2,330.59
Shipping Fees (COGS)	2,837.90
Total Cost of Sales	**14,548.48**
Gross Profit	**39,331.01**
Operating Expenses	
Administrative & Incorporation Costs	105,629.33
Advertising & Marketing	36,778.78
Audit, Advice & Accountancy Fees	61,146.08
Bank Fees	1,772.16
Bank Revaluation	137.21
Borrowing Cost	2,420.77
Contractors and Consulting	11,383.45
Depreciation	48,327.30
Freight & Courier	13,514.17
Freight & Courier (Divi-C)	23.36
General Expenses	5,490.79
Income Tax Expense	(456,709.07)
Insurance	26,429.14
Interest Expense	177,284.67
IT, Software, Subscriptions, and Website	45,621.62
Legal expenses	13,577.95
National Travel & Motor Vehicle expenses	9,589.44
Office Expenses	1,745.01
Other Employee Benefits and Expenses	8,638.67
Other Employee Benefits and Expenses (non-tax deductible)	3,058.24
Payroll tax	7,565.87
R&D Consumables (Divi-C)	763.35
R&D Consumables (Divi-H)	110,602.59
Realized Currency Gains	2,314.28
Rent and Lease costs	139,868.44
Repairs and Maintenance	5,551.84
Securities Fees	8,742.25
Sundry Lab and Factory Expenses (Divi-H)	2,915.11
Superannuation	80,418.26
Team Building	1,890.37
Travel - International	46,331.77
Utilities	10,686.80
Wages and Salaries	1,025,688.87
Wages and Salaries (Employer Tax)	13,515.94
Total Operating Expenses	**1,572,714.81**
Operating Income	**(1,533,383.80)**
Other Income / (Expense)	
Unrealised Currency Gains	(43,706.83)
Total Other Income / (Expense)	**(43,706.83)**
Net Income	**(1,577,090.63)**

Docusign Envelope ID: E1501876-3F0D-49A5-B2DE-EC000763BB0C

Conversion rate	AUD	1.52847				
Account						
	Divigas Inc	Divigas LLC	Divigas Australia	Pre-elimination	Eliminations	Consolidated
Bank of America - Divigas Inc. (9128)	207.29			207.29		207.29
Bank of America - 1689		12.13		12.13		12.13
Bank of America - 9535		106.57		106.57		106.57
Wise - Chinese Yuan		4.04		4.04		4.04
Wise - United States (EUR)		-		-		-
Wise - United States (USD)		13,251.62		13,251.62		13,251.62
Wise - Divigas Inc. (3040)	71.95	-		71.95		71.95
NAB DiviGas Australia Pty Ltd		-	21,599.03	21,599.03		21,599.03
NAB Term Deposit account 305782023		-		-		-
WISE (AusCo) AUD		-	875.54	875.54		875.54
WISE (AusCo) USD		-		-		-
Accounts Receivable		-	2,380.15	2,380.15		2,380.15
Other Receivable		-	310.29	310.29		310.29
Prepayments & Deposits	(15,465.57)	-	34,699.72	19,234.15		19,234.15
Securities AR	19,100.00	-		19,100.00		19,100.00
WIP - Suspense		-	480.75	480.75		480.75
Intercompany receivable - Divigas Inc.		(14,066.24)	(7,420.87)	(21,487.11)	21,487.11	-
Intercompany Receivable - DiviGas LLC		-	34,928.26	34,928.26	(34,928.26)	-
DiviGas Demonstration Unit		-	5,741.00	5,741.00		5,741.00
Factory & Lab Fittings/Fixtures		-	11,364.05	11,364.05		11,364.05
Less Accumulated Depreciation on Demonstration Units		-	(5,741.00)	(5,741.00)		(5,741.00)
Less Accumulated Depreciation on Factory & Lab Fittings/Fixtures		-	(11,364.05)	(11,364.05)		(11,364.05)
Less Accumulated Depreciation on Office and Computer Equipment		-	(24,111.37)	(24,111.37)		(24,111.37)
Less Accumulated Depreciation on Other Factory & Lab Equipment		-	(148,149.65)	(148,149.65)		(148,149.65)
Less Accumulated Depreciation on Other Factory & Lab Equipment (Divi-C)		-	(2,490.36)	(2,490.36)		(2,490.36)
Less Accumulated Depreciation on Production Line Equipment		-	(1,756,011.59)	(1,756,011.59)		(1,756,011.59)
Less Accumulated Depreciation on Property and Buildings		-	(14,795.96)	(14,795.96)		(14,795.96)
Office and Computer equipment		-	27,116.16	27,116.16		27,116.16
Other Factory & Lab Equipment		-	175,213.59	175,213.59		175,213.59
Other Factory & Lab Equipment (Divi-C)		-	6,285.57	6,285.57		6,285.57
Production Line equipment		-	1,843,441.58	1,843,441.58		1,843,441.58
Property and Buildings		-	182,450.75	182,450.75		182,450.75
Accounts Payable	(1,050.00)	-	(58,522.27)	(59,572.27)		(59,572.27)
Accrued Expense		-		-		-
Accrued Interest		-		-		-
Adjustment and Rounding		-	(0.17)	(0.17)		(0.17)
Divigas Aust-Teresa Turner		-	(648.48)	(648.48)		(648.48)
Intercompany payable - Divigas LLC	14,066.24	-		14,066.24	(14,066.24)	-
Ramp Credit Card - Divigas Inc.	(4,565.17)	-		(4,565.17)		(4,565.17)
Brex		1,133.12		1,133.12		1,133.12
GST Payable		-	7,592.23	7,592.23		7,592.23
PAYG Tax		-	(338.85)	(338.85)		(338.85)
Rounding		-	0.03	0.03		0.03
Superannuation Payable		-	(19,712.90)	(19,712.90)		(19,712.90)
Suspense			-	-		-
Wages Payable - Payroll		-	(39,831.47)	(39,831.47)		(39,831.47)
Withheld Employee Tax (PAYG) Payable		-	(29,853.32)	(29,853.32)		(29,853.32)
Loan from Divigas Australia	7,420.87	-		7,420.87	(7,420.87)	-
Loan - RH Capital		-	(217,222.54)	(217,222.54)		(217,222.54)
Loan - RH Capital - Loan 2			(28,125.47)	(28,125.47)		(28,125.47)
Intercompany Payable - Divigas Australia Pty Ltd		(34,928.26)		(34,928.26)	34,928.26	-
Loan - from parent company	9,602.27	(1,027,534.37)	(325,238.65)	(1,343,170.75)		(1,343,170.75)
Retained Earnings		487,847.16	5,183,128.97	5,670,976.13		5,670,976.13
Capital - Shares held by Parent			(5,782,188.38)	(5,782,188.38)		(5,782,188.38)
Investor Contributions	(98,144.61)			(98,144.61)		(98,144.61)
				-		-
				-		-
				-		-
				-		-
Sales	(1,116.00)	-	(51,712.51)	(52,828.51)		(52,828.51)
Interest Income		-		-		-
Other Revenue		-	(1,050.98)	(1,050.98)		(1,050.98)
Cost of Goods Sold		-	9,379.99	9,379.99		9,379.99
Production Consumables		-	2,330.59	2,330.59		2,330.59
Shipping Fees (COGS)		-	2,837.90	2,837.90		2,837.90
Administrative & Incorporation Costs	20,966.67	53,904.73	30,757.93	105,629.33		105,629.33
Advertising & Marketing	21,279.70	14,908.47	590.61	36,778.78		36,778.78
Audit, Advice & Accountancy Fees	4,550.00	1,904.20	54,691.88	61,146.08		61,146.08
Bank Fees	339.29	489.71	943.16	1,772.16		1,772.16
Bank Revaluation	-	(57.54)	194.75	137.21		137.21
Borrowing Cost	-	-	2,420.77	2,420.77		2,420.77
Contractors and Consulting	-	-	11,383.45	11,383.45		11,383.45
Depreciation	-	-	48,327.30	48,327.30		48,327.30
Freight & Courier	-	20.72	13,493.45	13,514.17		13,514.17
Freight & Courier (Divi-C)	-	-	23.36	23.36		23.36
General Expenses	-	5,121.21	369.58	5,490.79		5,490.79
Income Tax Expense	-	-	(456,709.07)	(456,709.07)		(456,709.07)
Insurance	-	-	26,429.14	26,429.14		26,429.14
Interest Expense	-	-	177,284.67	177,284.67		177,284.67
IT, Software, Subscriptions, and Website	12,405.92	26,136.12	7,079.58	45,621.62		45,621.62
Legal expenses	830.00	11,500.00	1,247.95	13,577.95		13,577.95
National Travel & Motor Vehicle expenses	76.62	6,972.51	2,540.31	9,589.44		9,589.44
Office Expenses	-	701.19	1,043.82	1,745.01		1,745.01
Other Employee Benefits and Expenses	-	9,974.40	(1,335.73)	8,638.67		8,638.67
Other Employee Benefits and Expenses (non-tax deductible)	-	3,058.24	-	3,058.24		3,058.24
Payroll tax	-	-	7,565.87	7,565.87		7,565.87
R&D Consumables (Divi-C)	-	-	763.35	763.35		763.35
R&D Consumables (Divi-H)	-	-	110,602.59	110,602.59		110,602.59
Realized Currency Gains	-	92.52	2,221.76	2,314.28		2,314.28
Rent and Lease costs	-	80.27	139,788.17	139,868.44		139,868.44
Repairs and Maintenance	-	-	5,551.84	5,551.84		5,551.84
Securities Fees	8,742.25	-	-	8,742.25		8,742.25
Sundry Lab and Factory Expenses (Divi-H)	-	-	2,915.11	2,915.11		2,915.11
Superannuation	-	-	80,418.26	80,418.26		80,418.26
Team Building	-	-	1,890.37	1,890.37		1,890.37
Travel - International	274.45	32,578.66	13,478.66	46,331.77		46,331.77
Utilities	-	-	10,686.80	10,686.80		10,686.80
Wages and Salaries	-	350,020.85	675,668.02	1,025,688.87		1,025,688.87
Wages and Salaries (Employer Tax)	-	13,515.94	-	13,515.94		13,515.94
Unrealised Currency Gains	407.83	43,252.03	46.97	43,706.83		43,706.83
	0.00	0.00	0.00	0.00	0.00	0.00

Docusign Envelope ID: E1501876-3F0D-49A5-B2DE-EC000763BB0C

Balance Sheet

Divigas INC

As of December 31, 2025

Account	Dec 31, 2025
Assets	
Current Assets	
Cash and Cash Equivalents	
Bank of America - Divigas Inc. (9128)	207.29
Wise - Divigas Inc. (3040)	71.95
Total Cash and Cash Equivalents	**279.24**
Prepayments & Deposits	(15,465.57)
Securities AR	19,100.00
Total Current Assets	**3,913.67**
Total Assets	**3,913.67**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	1,050.00
Intercompany payable - Divigas LLC	(14,066.24)
Ramp Credit Card - Divigas Inc.	4,565.17
Total Current Liabilities	**(8,451.07)**
Long Term Liabilities	
Loan - from parent company (Divigas PTE)	(9,602.27)
Loan from Divigas Australia	(7,420.87)
Total Long Term Liabilities	**(17,023.14)**
Total Liabilities	**(25,474.21)**
Equity	
Current Year Earnings	(68,756.73)
Investor Contributions	98,144.61
Total Equity	**29,387.88**
Total Liabilities and Equity	**3,913.67**

Income Statement (Profit and Loss)

Divigas INC

For the year ended December 31, 2025

Account	2025
Income	
Sales	1,116.00
Total Income	**1,116.00**
Gross Profit	**1,116.00**
Operating Expenses	
Administrative & Incorporation	20,966.67
Advertising & Marketing	21,279.70
Audit, Advice & Accountancy F	4,550.00
Bank Fees	339.29
IT, Software, Subscriptions, ar	12,405.92
Legal expenses	830.00
National Travel & Motor Vehicl	76.62
Securities Fees	8,742.25
Travel - International	274.45
Total Operating Expenses	**69,464.90**
Operating Income	**(68,348.90)**
Other Income / (Expense)	
Unrealised Currency Gains	(407.83)
Total Other Income / (Expens	**(407.83)**
Net Income	**(68,756.73)**

Balance Sheet
Divigas LLC
As of December 31, 2025

Account	Dec 31, 2025
Assets	
Current Assets	
Cash and Cash Equivalents	
Bank of America - 1689	12.13
Bank of America - 9535	106.57
Brex	1,133.12
Wise - Chinese Yuan	4.04
Wise - United States (USD)	13,251.62
Total Cash and Cash Equivalents	**14,507.48**
Intercompany receivable - Divigas Inc.	(14,066.24)
Total Current Assets	**441.24**
Total Assets	**441.24**
Liabilities and Equity	
Liabilities	
Long Term Liabilities	
Intercompany Payable - Divigas Australia Pty Ltd	34,928.26
Loan - from parent company	1,027,534.37
Total Long Term Liabilities	**1,062,462.63**
Total Liabilities	**1,062,462.63**
Equity	
Current Year Earnings	(85,731.86)
Retained Earnings	(976,289.53)
Total Equity	**(1,062,021.39)**
Total Liabilities and Equity	**441.24**

[FX] Exchange rates used to convert foreign currency into USD are shown below. Rates are provided by XE.com unless otherwise stated.

Dec 31, 2025

6.99660 CNY (Chinese Yuan)

Income Statement (Profit and Loss)

Divigas LLC

For the 12 months ended December 31, 2025

Account	**Jan-Dec 2025**
Gross Profit	**0.00**
Operating Expenses	
Administrative & Incorporation	53,904.73
Advertising & Marketing	14,908.47
Audit, Advice & Accountancy F	1,904.20
Bank Fees	489.71
Bank Revaluation	(57.54)
Freight & Courier	20.72
General Expenses	5,121.21
IT, Software, Subscriptions, ar	26,136.12
Legal expenses	11,500.00
National Travel & Motor Vehicl	6,972.51
Office Expenses	701.19
Other Employee Benefits and	9,974.40
Other Employee Benefits and	3,058.24
Realized Currency Gains	(8.82)
Rent and Lease costs	80.27
Travel - International	32,578.66
Wages and Salaries	350,020.85
Wages and Salaries (Employe	13,515.94
Total Operating Expenses	**530,820.86**
Operating Income	**(530,820.86)**
Other Income / (Expense)	
Realised Currency Gains/(Los	(101.34)
Unrealised Currency Gains	(43,252.03)
Total Other Income / (Expens	**(43,353.37)**
Net Income	**(574,174.23)**

Docusign Envelope ID: E1501876-3F0D-49A5-B2DE-EC000763BB0C

Balance Sheet

DiviGas Australia Pty Ltd

As at 31 December 2025

AUD Conversion rate 1.49846

Account	31 Dec 2025		30 Nov 2025		USD Conversion	USD
Assets						
Bank						
NAB DiviGas Australia Pty Ltd	32,365.28		33,494.04			21,599.03
WISE (AusCo) AUD	1,311.96		1,470.82			875.54
Total Bank	**33,677.24**		**34,964.86**			
Current Assets						
Accounts Receivable	3,566.56	[FX]	4,260.27	[FX]		2,380.15
Intercompany Receivable - DiviGas LLC	52,338.60		52,079.63			34,928.26
Intercompany Receivable – DiviGas INC	(11,119.88)		31,930.50			(7,420.87)
Other receivable	464.96		198.42			310.29
Prepayments & Deposits	51,996.14		30,912.44			34,699.72
WIP – Suspense	720.38		65,065.57			480.75
Total Current Assets	**97,966.76**		**184,446.83**			
Fixed Assets						
DiviGas Demonstration Unit	8,602.66		8,602.66			5,741.00
Factory & Lab Fittings/Fixtures	17,028.57		17,028.57			11,364.05
Less Accumulated Depreciation on Demonstration Units	(8,602.66)		(8,602.66)			(5,741.00)
Less Accumulated Depreciation on Factory & Lab Fittings/Fixtures	(17,028.57)		(17,028.57)			(11,364.05)
Less Accumulated Depreciation on Office and Computer Equipment	(36,129.92)		(35,902.13)			(24,111.37)
Less Accumulated Depreciation on Other Factory & Lab Equipment	(221,996.32)		(220,937.32)			(148,149.65)
Less Accumulated Depreciation on Other Factory & Lab Equipment (Divi-C)	(3,731.70)		(3,583.03)			(2,490.36)
Less Accumulated Depreciation on Production Line Equipment	(2,631,313.12)		(2,627,483.11)			(1,756,011.59)
Less Accumulated Depreciation on Property and Buildings	(22,171.15)		(21,590.65)			(14,795.96)
Office and Computer equipment	40,632.48		40,632.48			27,116.16
Other Factory & Lab Equipment	262,550.56		262,478.54			175,213.59
Other Factory & Lab Equipment (Divi-C)	9,418.67		9,418.67			6,285.57
Production Line equipment	2,762,323.47		2,762,323.47			1,843,441.58
Property and Buildings	273,395.15		273,395.15			182,450.75
Total Fixed Assets	**432,978.12**		**438,752.07**			
Total Assets	**564,622.12**		**658,163.76**			
Liabilities						
Current Liabilities						
Accounts Payable	87,693.28	[FX]	22,020.29	[FX]		58,522.27
Accrued Expenses	0.00		19,499.52			-
Adjustments and Rounding	0.26		0.26			0.17
Divigas Aust-Teresa Turner	971.72		396.38			648.48
GST Payable	(11,376.65)		(28,795.62)			(7,592.23)
PAYG Tax	507.76		256.08			338.85
Rounding	(0.04)		(0.04)			(0.03)
Superannuation Payable	29,538.99		19,692.66			19,712.90
Suspense	0.00		673.04			-
Wages Payable - Payroll	59,685.86		59,685.86			39,831.47
Withheld Employee Tax (PAYG) Payable	44,734.00		67,101.00			29,853.32
Total Current Liabilities	**211,755.18**		**160,529.43**			
Non-current Liabilities						
Loan - from DiviGas Pte Ltd	487,357.10		518,627.18			325,238.65
Loan - RH Capital	325,499.29		316,931.94			217,222.54
Loan - RH Capital - Loan 2	42,144.89		0.00			28,125.47
Total Non-current Liabilities	**855,001.28**		**835,559.12**			
Total Liabilities	**1,066,756.46**		**996,088.55**			
Net Assets	**(502,134.34)**		**(337,924.79)**			
Equity						
Capital - Shares held by Parent	8,664,378.00		8,664,378.00			5,782,188.38
Current Year Earnings	(300,648.23)		(136,438.68)			(200,638.14)
Retained Earnings	(8,865,864.11)		(8,865,864.11)			(5,916,650.50)
Total Equity	**(502,134.34)**		**(337,924.79)**			

[FX] Exchange rates used to convert foreign currency into AUD are shown below. Rates are provided by XE.com unless otherwise stated.

31 Dec 2025

0.569136 EUR (Euro)

11168.6 IDR (Indonesian Rupiah)

0.668574 USD (United States Dollar)

30 Nov 2025

0.564602 EUR (Euro)

10894.4 IDR (Indonesian Rupiah)

0.654570 USD (United States Dollar)

Docusign Envelope ID: E1501876-3F0D-49A5-B2DE-EC000763BB0C

Profit and Loss

DiviGas Australia Pty Ltd

AUD Co 1.49846

For the 12 months ended 31 December 2025

Account	Jan-Dec 2025	USD Conversion	USD
Trading Income			
Other Revenue	1,575	1,050.98	
Sales	77,489	51,712.51	
Total Trading Income	**79,064**		
Cost of Sales			
Cost of Goods Sold	14,056	9,379.99	
Production Consumables	3,492	2,330.59	
Shipping Fees (COGS)	4,252	2,837.90	
Total Cost of Sales	**21,800**		
Gross Profit	**57,264**		
Operating Expenses			
Administrative & Incorporation	46,090	30,757.93	
Advertising and Marketing	885	590.61	
Audit & Accountancy Fees	81,954	54,691.88	
Bank Fees	1,413	943.16	
Bank Revaluations	292	194.75	
Borrowing cost	3,627	2,420.77	
Contractors and Consulting	17,058	11,383.45	
Depreciation	72,417	48,327.30	
Freight & Courier	20,219	13,493.45	
Freight & Courier (Divi-C)	35	23.36	
General Expenses	554	369.58	
Income Tax Expense	(684,360)	(456,709.07)	
Insurance	39,603	26,429.14	
Interest Expense	265,654	177,284.67	
IT Software, subscriptions, an	10,608	7,079.58	
Legal expenses	1,870	1,247.95	
National Travel & Motor Vehicl	3,807	2,540.31	
Office Expenses	1,564	1,043.82	
Other Employee Benefits and	(2,002)	(1,335.73)	
Payroll Tax	11,337	7,565.87	
R&D Consumables (Divi-C)	1,144	763.35	
R&D Consumables (Divi-H)	165,734	110,602.59	
Realised Currency Gains	3,329	2,221.76	
Rent and Lease costs	209,467	139,788.17	
Repairs and Maintenance	8,319	5,551.84	
Sundry Lab and Factory Expe	4,368	2,915.11	
Superannuation	120,504	80,418.26	
Team Building	2,833	1,890.37	
Travel - International	20,197	13,478.66	
Unrealised Currency Gains	70	46.97	
Utilities	16,014	10,686.80	
Wages and Salaries	1,012,462	675,668.02	
Total Operating Expenses	**1,457,065**		
Net Profit	**(1,399,801)**	(934,159.67)	